SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 27th April 2006

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 27th April 2006, London

Results announcement for the first quarter 2006

GSK makes strong start to 2006 with excellent first quarter performance

EPS of 26.5 pence, up 17% CER (26% reported)

GlaxoSmithKline plc (GSK) today announces its results for the first quarter ended 31st March 2006. The full results are presented under ‘Income Statement’ on page 7, and are summarised below.

FINANCIAL RESULTS*

	Q1 2006		Q1 2005		Growth

	£m		£m		CER%	£%

Turnover	5,813		5,036		10	15
Operating profit	2,174		1,747		15	24
Profit before tax	2,170		1,711		17	27
Earnings per share	26.5	p	21.1	p	17	26

Q1 2006 SUMMARY*

•	Total pharmaceutical sales grew 10% to £5 billion, driven by 15% growth in the USA.
•	Key growth drivers performed strongly with sales totalling £2.2 billion (+22%):
–	Seretide/Advair (+12% to £816 million)
–	Avandia products (+24% to £384 million)
–	Vaccines (+44% to £366 million)
–	Lamictal (+14% to £237 million)
–	Coreg (+53% to £225 million)
–	Valtrex (+16% to £204 million)
•	Excellent first quarter financial performance with EPS growth of 17% (26% reported).
•	Significant progress on important near-term pipeline opportunities:
–

Cervarix (vaccine for the prevention of cervical cancer) was filed in the EU and in 13 International markets in March. Latest data (4.5 years) shows 100% sustained efficacy against pre-cancerous lesions caused by HPV 16 and 18.

–	Excellent phase III efficacy data for Tykerb (a new oral medicine for breast cancer) were received in April and will support an earlier filing date of H2 2006 in Europe and the USA.
–	Positive phase III data for Trexima (a new treatment for migraine to be launched later this year) were presented in April demonstrating superiority over current ‘gold standard’ Imitrex.
•	4 products started phase III/registration trials so far this year:
–	Eltrombopag for low blood platelets, pazopanib for cancer, casopitant for nausea and vomiting and H5N1 vaccine for flu pandemic.
•	GSK continues to expect 2006 earnings per share growth to be around 10% in CER terms.

Commenting on the performance for the quarter, JP Garnier, Chief Executive Officer, said: “This has been a quarter of strong financial performance, driven by top-line pharma sales growth of 10%. It has also been a quarter of good pipeline news. In particular, the efficacy seen in Tykerb’s first phase III trial is very compelling and it gives us confidence that we will be able to launch a significant new treatment for breast cancer next year. We also received strong data on Cervarix this quarter, demonstrating its potential to offer long lasting and broad protection against cervical cancer.”

*

The Group’s practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2006 results with 2005 in CER terms unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 17 for fuller explanations of these matters.

PRODUCT UPDATE

•

Total pharmaceutical turnover grew 10% to £5 billion in the quarter, driven by strong turnover in the USA (+15% to £2.6 billion). European sales (+1% to £1.4 billion) were impacted by lower seasonal use of anti-biotics compared with last year. Sales in International markets rose strongly (+12% to £1.0 billion).

Key products continue to drive growth:

•

Total sales of Seretide/Advair, for asthma and COPD, rose 12% to £816 million. US sales of Advair increased 11% to £460 million, with European sales also up 11% to £276 million and sales in International markets up 20% to £80 million.

On 28th March, the company announced positive headline data from TORCH, a landmark three-year study in 6,000 COPD patients with Advair. These data showed a 17% relative reduction in mortality (p=0.052), and a 25% reduction in exacerbations (p<0.001), for patients receiving Advair as compared with patients on placebo. This was the first study of its kind to demonstrate reduced mortality in COPD patients and the company expects to file these data with regulatory agencies in H2 2006 for inclusion in product labelling.

•

Sales of Avandia products rose 24% to £384 million. US sales were up 20% to £281 million. Going forward, US sales are expected to benefit from an increase in Avandia manufacturing capacity from April and the reintroduction of Avandamet to this market in early H2 2006. European Avandia/Avandamet sales rose very strongly in the quarter (+59% to £51 million). International sales were up 17% to £52 million.

Avandaryl, GSK’s combination of Avandia and Amaryl, was launched on 1st February in the USA, with initial sales of £12 million in the quarter.
•

GSK’s other key growth drivers continue to perform well: Coreg for heart disease (+53% to £225 million), Lamictal for epilepsy and bipolar disorder (+14% to £237 million) and Valtrex for herpes (+16% to £204 million).

•	Several other high potential products delivered very strong growth in the quarter:
–	Requip for Parkinson’s/Restless Legs Syndrome grew 83% to £58 million. Requip (Adartrel) received a positive decision from the EU in April and approvals in Member States are expected from May onwards.
–	Avodart for benign prostatic hyperplasia (enlarged prostate) grew 73% to £47 million.
–	Boniva/Bonviva, for osteoporosis, which was developed with Roche, recorded co-promotion income in the quarter of £15 million.

Outstanding performance from the vaccines business:

•

GSK’s vaccines business had another excellent quarter with total sales rising 44% to £366 million. Sales were very strong across all regions: USA (+41% to £83 million), Europe (+46% to £165 million) and International markets (+41% to £118 million).

Several vaccines contributed to growth:
–

Infanrix (including Pediarix) grew 54% to £124 million with good growth across all regions. European growth was particularly strong (+73% to £68 million) benefiting from the withdrawal of a competitor vaccine, Hexavac, in September 2005.

–

Hepatitis vaccines grew 18% to £116 million. US sales (+27% to £37 million) were helped by a new paediatric indication for Havrix, GSK’s vaccine to protect against Hepatitis A. European sales grew 17% to £55 million with a strong performance by Twinrix in Germany.

–

Sales of new vaccines (including Boostrix and Rotarix) totalled £23 million. GSK received EU approval for Rotarix in February. Rotarix has now been approved in 63 markets worldwide, including Brazil where publicly-funded mass vaccination of the paediatric population began in the quarter.

On 23rd March, the company filed its new flu vaccine, FluLaval, in the USA. GSK expects to provide up to 30 million doses of seasonal influenza vaccine (FluLaval + Fluarix) to the US market for the 2006/07 flu season (up from 8 million doses in 2005/06).

Preparations for potential pandemic flu continue:

•

On 30th March, GSK began clinical trials of its H5N1 flu vaccine, using both a classic ‘alum’ adjuvant and its new proprietary adjuvant, with results expected in the summer. These trials support the ‘mock-up’ dossier GSK submitted to European regulators in December 2005.

In addition, GSK is increasing production of its anti-viral treatment Relenza from less than 1 million packs in 2005 (sales of £5 million) to 15 million packs in 2006. Relenza sales in Q1 2006 were £7 million.

Other products:

•

GSK’s HIV franchise grew 4% to £399 million. Combivir sales fell 3% to £143 million as a result of the continued impact of competitor products, particularly in the USA. However, sales of GSK’s new HIV products Epzicom/Kivexa and Lexiva more than doubled to £83 million.

•

Total Wellbutrin sales rose 22% to £217 million, with the continued strong performance of Wellbutrin XL (+35% to £193 million) offsetting the decline in Wellbutrin IR/SR sales (-31% to £24 million). GSK filed Wellbutrin XL for approval in several key European markets, including Germany, Italy and Spain, during the quarter.

•

Sales of Flonase fell 27% to £131 million due to generic competition in the USA which began on 7th March. The impact of generic competition was partly offset by GSK’s supply agreement with Par Pharmaceuticals to distribute a generic fluticasone propionate nasal spray, which contributed turnover of £21 million.

PIPELINE UPDATE

GSK issued a pipeline update with the company’s 2005 Annual Report. At the end of February 2006, the company had 149 pharmaceutical and vaccine projects in clinical development, comprising 95 NCEs, 29 PLEs and 25 vaccines. Pipeline news during the quarter was as follows:

Filings:

•

Cervarix, GSK’s vaccine for the prevention of cervical cancer, has now been filed for approval in the EU and in 13 International markets and remains on track for filing in the USA before the end of the year. In April, new long-term (4.5 year) data were published in The Lancet demonstrating that Cervarix provided 100% protection against pre-cancerous lesions associated with HPV 16 and 18. The study also showed that Cervarix gave broad protection against other cancer-causing viral subtypes.

•	Other products also filed in the quarter included:
–	FluLaval flu vaccine in the US
–	Wellbutrin XL for depression in Europe
–	Hycamtin for cervical cancer

Significant new phase III data received:

•

Excellent phase III data for GSK’s innovative oral breast cancer treatment Tykerb in combination with Xeloda were received during the quarter and led to the trial being halted early. These results, in metastatic breast cancer patients who had failed on Herceptin and other therapies, exceeded the stopping criteria for the study as measured by time to disease progression. On the basis of these and other data GSK now expects to file Tykerb in the USA and EU during the second half of the year.

Clinical trial data on Tykerb’s efficacy in a range of settings, including breast and inflammatory breast cancer, brain metastases and renal cancer, as well as data on Tykerb’s cardiac safety profile, will be presented at ASCO on 2nd-6th June 2006.

•

Positive phase III data for Trexima (a new treatment for migraine) were presented at the American Academy of Neurology in April demonstrating superiority over current ‘gold standard’ Imitrex measured by pain relief at 2 and 4 hours after treatment initiation. Trexima remains on track for approval and launch in 2006.

•

Following receipt during the quarter of positive phase III data for Entereg in bowel resection patients, a response to the FDA’s approvable letter is expected to be made by June with approval for the post-operative ileus indication anticipated before the end of the year. Enrolment has completed for Entereg’s phase III programme in opioid-induced GI symptoms and the compound remains on track to file for this indication in mid-2007.

•

Positive phase III/IV data were also received during the quarter on two cardiovascular products: Arixtra for acute coronary syndrome (OASIS 6 Study) showing superiority against unfractionated heparin and ambrisentan for pulmonary arterial hypertension (ARIES 1 Study) which will support filing of the product in Q4 2006.

Phase III starts:

•

Eltrombopag – GSK’s novel oral platelet growth factor for patients suffering from thrombocytopenia – entered phase III development in February for idiopathic thrombocytopenic purpura. Filing for this indication remains on track for the end of 2006 or H1 2007 depending on discussions with regulatory authorities. Interim results from the phase II study in hepatitis C patients will be presented at the European Association for the Study of the Liver (EASL) on 27th April and this indication is on track for a 2008 filing. Enrolment in the phase II chemotherapy study has completed ahead of schedule and results are expected later this year.

•	Other phase III studies started since the beginning of the year:
–	H5N1 flu vaccine (registration)
–	pazopanib, a VEGF inhibitor, for advanced/metastatic renal cancer
–	casopitant, an NK1 antagonist for post-operative nausea and vomiting

CONSUMER HEALTHCARE UPDATE

Consumer Healthcare sales grew 6% to £768 million, with strong growth in Europe (+7%) and International markets (+10%). Sales in North America were down 2%, in part reflecting the impact of product divestments in September 2005.

Nutritional healthcare products sales grew 10% to £152 million. All key brands reported growth: Lucozade (+9%), Horlicks (+11%) and Ribena (+11%).

Oral care sales grew 7% to £242 million with growth in all regions. Sensodyne’s sales continue to grow strongly (+21%). Sales of Aquafresh, GSK’s largest oral care brand, remained level at £73 million.

Over-the-counter medicine sales were £374 million (+3%). Analgesics, led by Panadol, grew 7% to £95 million and Smoking Control products were up 5% to £93 million, helping to offset the loss of sales from divested dermatological products.

During the quarter Alli (orlistat) received an approvable letter from the FDA for over-the counter use in the USA to promote weight loss in overweight adults, when used along with a reduced calorie, low-fat diet. GSK expects to respond to the FDA shortly and to receive approval for the product in H2 2006. If approved, Alli will be the only FDA-approved weight-loss drug available over-the-counter.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards as adopted for use in the European Union (see ‘Accounting Presentation and Policies’ on page 17).

Operating profit and earnings per share

Operating profit of £2,174 million grew by 15%, which was above the turnover growth of 10%, reflecting improved cost of sales and SG&A margins, partly offset by lower other operating income.

The cost of sales margin benefited from favourable currency and product and regional mix changes compared with the previous year and a reduction in one-off Cidra remediation costs. In addition, following a strategic review, the company has decided that its Montrose manufacturing site will remain within the GSK network. A £65 million restructuring provision made previously for the closure of the site has been written back as a credit to cost of sales.

The SG&A margin improved with costs increasing only 5% on a turnover increase of 10%. R&D expenditure grew in line with turnover.

In the quarter, gains from asset disposals were £12 million (£146 million in 2005), costs for legal matters were £107 million (£75 million in 2005), the fair value movements on the Quest collar and Theravance options were favourable £30 million (£13 million unfavourable in 2005) and net income related to restructuring programmes (including the Montrose provision write-back) was £47 million (£29 million charge in 2005). The total operating profit impact of these items was an £18 million charge in 2006 compared with £29 million income in 2005 resulting in a 3 percentage point reduction in operating profit growth for the quarter.

Profit after taxation grew by 16% which was marginally higher than the growth in operating profit and reflected lower net interest costs and a higher expected tax rate for the year.

EPS of 26.5 pence increased 17% in CER terms (26% in sterling terms) compared with Q1 2005. The favourable currency impact of 9% on EPS reflected a stronger US dollar.

Currencies

The Q1 2006 results are based on average exchange rates, principally £1/$1.75, £1/Euro 1.46 and £1/Yen 205. The period-end exchange rates were £1/$1.73, £1/Euro 1.43 and £1/Yen 205. At 21st April 2006, the exchange rates were £1/$1.78, £1/Euro 1.44 and £1/Yen 208. If exchange rates were to hold at this level for the remainder of 2006, the currency impact on EPS growth would be approximately 2% favourable.

Dividend

The Board has declared a first interim dividend of 11 pence per share. This compares with a dividend of 10 pence per share for Q1 2005. The equivalent dividend receivable by ADR holders is 39.3206 cents per ADS based on an exchange rate of £1/$1.7873. The dividend will have an ex-dividend date of 10th May 2006, a record date of 12th May 2006 and will be paid on 6th July 2006.

Earnings guidance

2006 earnings per share growth is expected to be around 10% in CER terms.

Share buy-back programme

GSK repurchased £219 million of shares in Q1 2006, to be held as Treasury shares, and expects to repurchase £1 billion of shares for the full year 2006. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson Gwenan Evans Alice Hunt	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502
	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709
	European Analyst / Investor	Duncan Learmouth Anita Kidgell Jen Hill David Mawdsley	(020) 8047 5540 (020) 8047 5542 (020) 8047 5543 (020) 8047 5564
	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Entereg, a trademark of Adolor and Bonviva/Boniva, a trademark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’ in the company’s Annual Report 2005.

INCOME STATEMENT

Three months ended 31st March 2006

	Q1 2006 £m		Growth CER%	Q1 2005 £m		2005 £m

Turnover:
Pharmaceuticals	5,045		10	4,339		18,661
Consumer Healthcare	768		6	697		2,999

TURNOVER	5,813		10	5,036		21,660
Cost of sales	(1,134)		(2)	(1,127)		(4,764)

Gross profit	4,679		13	3,909		16,896
Selling, general and administration	(1,823)		5	(1,645)		(7,250)
Research and development	(753)		10	(663)		(3,136)
Other operating income	71			146		364

Operating profit:
Pharmaceuticals	2,034		16	1,626		6,159
Consumer Healthcare	140		11	121		715

OPERATING PROFIT	2,174		15	1,747		6,874
Finance income	73			49		257
Finance expense	(92)			(98)		(451)
Share of after tax profits of associates and joint ventures	15			13		52

PROFIT BEFORE TAXATION	2,170		17	1,711		6,732
Taxation	(640)			(488)		(1,916)
Tax rate %	29.5%			28.5%		28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,530		16	1,223		4,816

Profit attributable to minority interests	28			21		127
Profit attributable to shareholders	1,502			1,202		4,689

	1,530			1,223		4,816

EARNINGS PER SHARE	26.5	p	17	21.1	p	82.6	p

Diluted earnings per share	26.3	p		21.0	p	82.0	p

PHARMACEUTICAL TURNOVER

Three months ended 31st March 2006

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,309	4	670	4	424	3	215	4
Seretide/Advair	816	12	460	11	276	11	80	20
Flixotide/Flovent	178	10	86	30	47	(4)	45	(2)
Serevent	74	(9)	23	(13)	36	(10)	15	—
Flixonase/Flonase	131	(27)	94	(27)	13	(7)	24	(38)
CENTRAL NERVOUS SYSTEM	896	11	623	19	164	(10)	109	9
Seroxat/Paxil	161	(4)	53	(4)	41	(21)	67	10
Paxil IR	110	(11)	6	(55)	41	(21)	63	7
Paxil CR	51	15	47	10	—	—	4	100
Wellbutrin	217	22	213	23	1	—	3	(33)
Wellbutrin IR, SR	24	(31)	21	(33)	1	—	2	(50)
Wellbutrin XL	193	35	192	35	—	—	1	—
Imigran/Imitrex	182	2	135	—	37	12	10	(9)
Lamictal	237	14	174	33	48	(22)	15	8
Requip	58	83	37	>100	19	27	2	—
ANTI-VIRALS	699	10	338	3	209	14	152	22
HIV	399	4	182	(5)	163	14	54	12
Combivir	143	(3)	62	(16)	59	5	22	25
Trizivir	72	(7)	37	(13)	32	3	3	(25)
Epivir	60	(12)	20	(24)	26	(10)	14	9
Ziagen	32	(9)	13	(8)	11	(21)	8	17
Agenerase, Lexiva	33	41	19	29	12	71	2	—
Epzicom/Kivexa	51	>100	29	80	19	>100	3	—
Herpes	236	13	145	17	36	3	55	11
Valtrex	204	16	143	17	26	8	35	22
Zovirax	32	(6)	2	—	10	(9)	20	(5)
Zeffix	38	24	3	—	5	25	30	27
METABOLIC	434	26	295	26	58	45	81	17
Avandia	344	30	265	34	32	23	47	17
Avandamet	28	(39)	4	(88)	19	>100	5	—
Avandaryl	12	—	12	—	—	—	—	—
Bonviva/Boniva	15	—	14	—	1	—	—	—
VACCINES	366	44	83	41	165	46	118	41
Hepatitis	116	18	37	27	55	17	24	10
Infanrix/Pediarix	124	54	41	32	68	73	15	40
Boostrix	10	>100	5	—	3	>100	2	>100
CARDIOVASCULAR AND UROGENITAL	426	29	294	53	96	(6)	36	10
Coreg	225	53	224	54	—	—	1	(50)
Levitra	11	—	10	—	—	—	1	—
Avodart	47	73	28	>100	16	42	3	—
Arixtra	11	>100	7	>100	4	100	—	—
Fraxiparine	51	(4)	—	—	44	—	7	(29)
ANTI-BACTERIALS	378	(12)	62	(25)	180	(18)	136	7
Augmentin	170	(14)	31	(38)	83	(15)	56	13
Zinnat/Ceftin	50	(23)	4	33	26	(38)	20	6
ONCOLOGY AND EMESIS	288	14	225	20	41	(5)	22	—
Zofran	230	13	181	19	30	(6)	19	(6)
Hycamtin	29	8	20	6	7	14	2	—
OTHER	249	(6)	25	35	58	(30)	166	2
Zantac	65	7	21	54	14	(6)	30	(7)

	5,045	10	2,615	15	1,395	1	1,035	12

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER

Three months ended 31st March 2006

	Q1 2006 £m	Growth CER%

Over-the-counter medicines	374	3
Analgesics	95	7
Dermatological	40	(3)
Gastrointestinal	65	2
Respiratory tract	41	8
Smoking control	93	5
Natural wellness support	34	—

Oral care	242	7
Nutritional healthcare	152	10

Total	768	6

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit

	Q1 2006		Q1 2005

	£m	% of turnover	£m	% of turnover	CER%	Growth £%

Turnover	5,813	100.0	5,036	100.0	10	15

Cost of sales	(1,134)	(19.5)	(1,127)	(22.4)	(2)	1
Selling, general and administration	(1,823)	(31.4)	(1,645)	(32.7)	5	11
Research and development	(753)	(12.9)	(663)	(13.1)	10	14
Other operating income	71	1.2	146	2.9

Operating profit	2,174	37.4	1,747	34.7	15	24

Overall, the operating margin increased 2.7 percentage points as sterling operating profit increased 24% on a sterling turnover growth of 15%. At constant exchange rates, operating profit increased 15% and the margin increased 1.8 percentage points, reflecting lower cost of sales and selling, general and administration (SG&A) margins partly offset by a reduction in other operating income.

Cost of sales decreased as a percentage of turnover by 2.9 percentage points. At constant exchange rates, the decrease was 2.3 percentage points principally reflecting favourable product and regional mix effects and the write-back of a £65 million restructuring provision previously made for the closure of the Montrose manufacturing site. Also contributing to the cost of sales margin improvement was the inclusion in Q1 2005 of higher costs related to the rectification of manufacturing issues at the Cidra site in Puerto Rico.

SG&A as a percentage of turnover decreased 1.3 percentage points. At constant exchange rates, the decrease was 1.4 percentage points. SG&A expenditure at constant exchange rates increased 5%.

R&D expenditure as a percentage of turnover was 12.9% and grew in line with turnover growth. Pharmaceuticals R&D expenditure represented 14.5% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £71 million in Q1 2006 compared with £146 million in Q1 2005. The reduction is due to much lower product and asset disposal gains compared with the same period in 2005, partially offset by a favourable fair value movement of £30 million in the Quest collar and Theravance options in 2006 compared with an adverse fair value movement in Q1 2005 of £13 million.

Taxation

The charge for taxation on profit, amounting to £640 million, represents an effective tax rate of 29.5%, which is the expected rate for the year.

Transfer pricing issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2005. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada; by far the largest of which relates to the legal dispute with the US Internal Revenue Service (IRS) in respect of Glaxo heritage products. With respect to the claims of the IRS for the years 1989-2000, the total claims for these periods amount to $4.6 billion of additional taxes together with related interest to 31st March 2006 of $3.9 billion, net of federal tax relief, giving a total of $8.5 billion. As similar issues remain open for 2001 to date, GSK expects to receive further substantial claims by the IRS for these years.

During the quarter the US tax court, in a status conference, delayed the start of the trial from October 2006 to January 2007. The Group expects a decision in the second half of 2008.

At 31st March 2006, the Group had a tax creditor balance of £2.6 billion which includes provisions for the estimated amounts at which transfer pricing and other tax disputes might ultimately be settled.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, HMRC and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q1 2006 millions	Q1 2005 millions	2005 millions

Weighted average number of shares – basic	5,658	5,692	5,674
Dilutive effect of share options and share awards	61	37	46

Weighted average number of shares – diluted	5,719	5,729	5,720

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st March 2006, was 5,655 million (31st March 2005: 5,682 million).

Dividends

	Paid/ payable	Pence per share	£m

2006
First interim	6th July 2006	11	622

2005
First interim	7th July 2005	10	570
Second interim	6th October 2005	10	567
Third interim	5th January 2006	10	568
Fourth interim	6th April 2006	14	792

		44	2,497

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Q1 2006 £m	Q1 2005 £m	2005 £m

Exchange movements on overseas net assets	43	(61)	203
Tax on exchange movements	20	(4)	99
Fair value movements on available-for-sale investments	47	(30)	(1)
Deferred tax on fair value movements	(9)	6	(10)
Exchange movements on goodwill in reserves	1	7	9
Actuarial gains/(losses) on defined benefit plans	688	(97)	(794)
Deferred tax on actuarial movements in defined benefit plans	(227)	33	257
Fair value movements on cash flow hedges	(3)	—	(4)
Deferred tax on fair value movements on cash flow hedges	1	—	1

Net gains/(losses) recognised directly in equity	561	(146)	(240)

Profit for the period	1,530	1,223	4,816

Total recognised income and expense for the period	2,091	1,077	4,576

Total recognised income and expense for the period attributable to:
Shareholders	2,064	1,056	4,423
Minority interests	27	21	153

	2,091	1,077	4,576

BALANCE SHEET

	31st March 2006 £m	31st March 2005 £m	31st December 2005 £m

ASSETS
Non-current assets
Property, plant and equipment	6,767	6,130	6,652
Goodwill	692	303	696
Other intangible assets	3,354	2,508	3,383
Investments in associates and joint ventures	284	218	276
Other investments	414	324	362
Deferred tax assets	2,046	1,999	2,214
Other non-current assets	477	245	438

Total non-current assets	14,034	11,727	14,021

Current assets
Inventories	2,347	2,130	2,177
Current tax recoverable	480	418	416
Trade and other receivables	5,336	4,990	5,348
Liquid investments	1,039	1,490	1,025
Cash and cash equivalents	4,740	2,774	4,209
Assets held for sale	2	3	2

Total current assets	13,944	11,805	13,177

TOTAL ASSETS	27,978	23,532	27,198

LIABILITIES
Current liabilities
Short-term borrowings	(863)	(1,686)	(1,200)
Trade and other payables	(4,931)	(4,155)	(5,147)
Current tax payable	(2,635)	(2,282)	(2,269)
Short-term provisions	(917)	(1,017)	(895)

Total current liabilities	(9,346)	(9,140)	(9,511)

Non-current liabilities
Long-term borrowings	(5,288)	(4,083)	(5,271)
Deferred tax provision	(674)	(473)	(569)
Pensions and other post-employment benefits	(2,404)	(2,652)	(3,069)
Other provisions	(692)	(509)	(741)
Other non-current liabilities	(519)	(420)	(467)

Total non-current liabilities	(9,577)	(8,137)	(10,117)

TOTAL LIABILITIES	(18,923)	(17,277)	(19,628)

NET ASSETS	9,055	6,255	7,570

EQUITY
Share capital	1,494	1,485	1,491
Share premium account	670	326	549
Other reserves	(205)	(490)	(308)
Retained earnings	6,859	4,758	5,579

Shareholders’ equity	8,818	6,079	7,311
Minority interests	237	176	259

TOTAL EQUITY	9,055	6,255	7,570

RECONCILIATION OF MOVEMENTS IN EQUITY

	Q1 2006 £m	Q1 2005 £m	2005 £m

Total equity at beginning of period	7,570	5,925	5,925
Total recognised income and expense for the period	2,091	1,077	4,576
Dividends to shareholders	(568)	(571)	(2,390)
Shares issued	124	23	252
Shares purchased and held as Treasury shares	(219)	(206)	(1,000)
Consideration received for shares transferred by ESOP Trusts	58	11	68
Share-based incentive plans net of tax	48	60	265
Changes in minority interest shareholdings	—	—	(40)
Distributions to minority shareholders	(49)	(64)	(86)

Total equity at end of period	9,055	6,255	7,570

FINANCIAL REVIEW - BALANCE SHEET

Net assets

The book value of net assets increased by £1,485 million from £7,570 million at 31st December 2005 to £9,055 million at 31st March 2006. This was principally attributable to a reduction in net debt and a decrease in pension and other post-employment liabilities arising from strengthening long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 4.75% to 5.0%, and improving asset values.

The carrying value of investments in associates and joint ventures at 31st March 2006 was £284 million, with a market value of £1,111 million.

Equity

At 31st March 2006, total equity had increased from £7,570 million at 31st December 2005 to £9,055 million. The increase arises principally from retained earnings and actuarial gains on defined benefit pension plans in the period partially offset by further purchases of Treasury shares.

At 31st March 2006, the ESOP Trusts held 161.8 million GSK ordinary shares against the future exercise of share options and share awards. The carrying value, which is the lower of cost or expected proceeds, of £2,245 million has been deducted from other reserves. The market value of these shares was £2,435 million. At 31st March 2006, GSK also held 157.2 million shares as Treasury shares, at a cost of £2,018 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT

Three months ended 31st March 2006

	Q1 2006 £m	Q1 2005 £m	2005 £m

Operating profit	2,174	1,747	6,874
Depreciation and other non-cash items	232	147	1,103
Increase in working capital	(43)	(88)	(323)
(Decrease)/increase in other net liabilities	(301)	(259)	11

	2,062	1,547	7,665
Taxation paid	(280)	(260)	(1,707)

Net cash inflow from operating activities	1,782	1,287	5,958

Cash flow from investing activities
Purchase of property, plant and equipment	(231)	(126)	(903)
Proceeds from sale of property, plant and equipment	10	17	54
Purchase of intangible assets	(36)	(55)	(278)
Proceeds from sale of intangible assets	12	165	221
Purchase of equity investments	(7)	(5)	(23)
Proceeds from sale of equity investments	5	3	35
Share transactions with minority shareholders	—	—	(36)
Purchase of businesses, net of cash acquired	—	—	(1,026)
Disposals of businesses and interests in associates	3	—	(2)
Investment in associates and joint ventures	3	(1)	(2)
Interest received	70	61	290
Dividends from associates and joint ventures	2	1	10

Net cash (outflow)/inflow from investing activities	(169)	60	(1,660)

Cash flow from financing activities
Decrease in liquid investments	—	22	550
Proceeds from own shares for employee share options	58	11	68
Issue of share capital	124	23	252
Purchase of Treasury shares	(200)	(176)	(999)
Increase in long-term loans	—	—	982
Repayment of long-term loans	—	(4)	(70)
Net repayment of short-term loans	(333)	(308)	(857)
Net repayment of obligations under finance leases	(7)	(15)	(36)
Interest paid	(88)	(96)	(381)
Dividends paid to shareholders	(568)	(571)	(2,390)
Dividends paid to minority interests	(49)	(58)	(86)
Other financing cash flows	(24)	(34)	53

Net cash outflow from financing activities	(1,087)	(1,206)	(2,914)

Increase in cash and bank overdrafts in the period	526	141	1,384
Exchange adjustments	(4)	13	233
Cash and bank overdrafts at beginning of period	3,972	2,355	2,355

Cash and bank overdrafts at end of period	4,494	2,509	3,972

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	4,740	2,774	4,209
Overdrafts	(246)	(265)	(237)

	4,494	2,509	3,972

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	Q1 2006 £m	Q1 2005 £m	2005 £m

Net debt at beginning of the period	(1,237)	(1,984)	(1,984)

Increase in cash and bank overdrafts	526	141	1,384
Cash inflow from liquid investments	—	(22)	(550)
Net increase in long-term loans	—	4	(912)
Net repayment of short-term loans	333	308	857
Net repayment of obligations under finance leases	7	15	36
Net non-cash funds of businesses acquired	—	—	(68)
Exchange adjustments	—	8	39
Other non-cash movements	(1)	25	(39)

Reduction in net debt	865	479	747

Net debt at end of the period	(372)	(1,505)	(1,237)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £2,062 million in Q1 2006. This represents an increase of £515 million over Q1 2005, principally due to higher operating profits. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to £1,079 million. Receipts of £182 million arose from the exercise of share options: £58 million from shares held by the ESOP Trusts and £124 million from the issue of new shares. In addition, £200 million was spent in the quarter on purchasing the company’s shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

Average rates:	Q1 2006	Q1 2005	2005

£/US$	1.75	1.91	1.82
£/Euro	1.46	1.44	1.46
£/Yen	205.00	199.00	200.00
Period-end rates:
£/US$	1.73	1.89	1.72
£/Euro	1.43	1.45	1.46
£/Yen	205.00	202.00	203.00

During Q1 2006, average sterling exchange rates were weaker against the US dollar and stronger against the Euro and the Yen compared with the same period in 2005. Comparing Q1 2006 period-end rates with Q1 2005 period-end rates, sterling was weaker against the US dollar and Euro and stronger against the Yen.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 31st March 2006 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 10) was over £1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report include:

Intellectual property

With respect to Biovail’s patent infringement action against Anchen Pharmaceuticals in respect of Wellbutrin XL, the hearing on Anchen’s motion for summary judgement has been scheduled for 22nd May 2006. With respect to Biovail’s infringement action against Abrika Pharmaceuticals in respect of Wellbutrin XL, oral arguments in the patent claims construction hearing and Abrika’s motion for summary judgement are scheduled for 27th April 2006.

Sales and marketing and regulation

With respect to the temporary restraining order suspending the FDA approval of an ANDA filed by Roxane Laboratories for a generic form of Flonase nasal spray, on 6th March 2006 the US District Court denied the Group’s follow-on motion for a preliminary injunction that would have continued the interim relief granted in the temporary restraining order indefinitely, until the case would have been fully litigated. On expiration of the temporary restraining order Roxane began marketing its product while Par Pharmaceuticals also began marketing a generic version of Flonase by prior agreement with the Group. In light of those generic entries, on 7th March the Group chose voluntarily to dismiss the pending lawsuit.

Anti-trust

With respect to the Wellbutrin SR anti-trust litigation, on 9th March 2006 the judge denied the Group’s motion to dismiss the complaints. The Group has filed a motion for certification of an interlocutory review with the US district court judge and will seek immediate appellate review.

With respect to Canadian importation, on 10th March 2006, the Minnesota state court judge denied the Group’s motion to dismiss the lawsuit alleging violation of state anti-trust and commercial laws that had been filed by the Minnesota State Attorney General, although a similar motion to dismiss was granted in the federal court claim for violation of federal anti-trust laws. The Group has filed a motion for certification for interlocutory review with the state trial court and will seek immediate appellate review.

Cidra, Puerto Rico manufacturing site

In April 2005, the Group was required to post a bond for $650 million pursuant to the Consent Decree entered into with the FDA in connection with possible deficiencies at the manufacturing site in Cidra, Puerto Rico. The bond was to ensure that product previously seized by the FDA was appropriately destroyed or reconditioned. All the conditions of the bond have been met, following which the bond has been cancelled with the FDA’s agreement.

Developments with respect to tax matters are described in ‘Taxation’ on page 10.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the three months ended 31st March 2006 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2005, except that IFRIC Interpretation 4 ‘Determining whether an arrangement contains a lease’ and an amendment to IAS 39 ‘Financial guarantee contracts’ have been implemented in 2006. There is no material effect of either change on the current or prior periods.

Adjustments have been made to the balance sheet at 31st March 2005 from that published in the Q1 2005 Results Announcement in order to reflect the presentation subsequently adopted in the Annual Report 2005. The adjustments have been made to deferred tax and minority interests and to reflect the revised timing of the recognition of dividends, and they increased net assets and total equity at 31st March 2005 by £469 million compared with the previously reported balances. The adjustments had no impact on the profits reported in Q1 2005.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2005 have been derived from the full Group accounts published in the Annual Report 2005, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

INVESTOR INFORMATION

Preliminary Announcement of Annual Results 2006

This Announcement was approved by the Board of Directors on Thursday 27th April 2006.

Financial calendar

The company will announce second quarter 2006 results on 26th July 2006. The second interim dividend for 2006 will have an ex-dividend date of 2nd August 2006 and a record date of 4th August 2006 and will be paid on 5th October 2006.

Internet

This Announcement and other information about GSK is available on the company’s website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: April 27, 2006

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc